UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

KVH Industries, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

482738101

(CUSIP Number)

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 6, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		700,350
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

700,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

PN

_____________

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		267,658
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

267,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

267,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		700,350
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

700,350
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,350
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		267,658
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

267,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

267,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		968,008
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

968,008
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

968,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IA

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		968,008
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

968,008
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

968,008
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

John Mutch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 482738101

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value (the “Shares”), of KVH Industries, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 50 Enterprise Center, Middletown, RI 02842.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	VIEX Opportunities Fund, LP – Series One (“Series One”), a series of VIEX Opportunities Fund, LP, a Delaware series limited partnership, with respect to the Shares directly and beneficially owned by it;

(ii)	VIEX Special Opportunities Fund II, LP (“VSO II”), a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it;

(iii)         VIEX GP, LLC (“VIEX GP”), a Delaware limited liability company, as the general partner of Series One;

(iv)	VIEX Special Opportunities GP II, LLC (“VSO GP II”), a Delaware limited liability company, as the general partner of VSO II;

(v)	VIEX Capital Advisors, LLC (“VIEX Capital”), a Delaware limited liability company, as the investment manager of each of Series One and VSO II;

(vi)	Eric Singer, as managing member of each of VIEX GP, VSO GP II, and VIEX Capital, and as a nominee for the Board of Directors (the “Board”) of the Issuer; and

(vii)	John Mutch (together with Mr. Singer, the “Nominees”), as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons” or “we.” Each of the Reporting Persons is party to that certain Group Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Series One, VSO II, VIEX GP, VSO GP II, VIEX Capital, and Mr. Singer (collectively, “VIEX”) is 323 Sunny Isles Blvd, Suite 700, Sunny Isles Beach, Florida 33160. The principal business address of Mr. Mutch is 1735 W. Pebble Road, Las Vegas, Nevada 89123.

(c)       The principal business of Series One and VSO II is investing in securities. The principal business of VIEX GP is acting as the general partner of Series One. The principal business of VSO GP II is acting as the general partner of VSO II. The principal business of VIEX Capital is serving as the investment manager to Series One and VSO II. The principal occupation of Mr. Singer is serving as the managing member of each of VIEX GP, VSO GP II, and VIEX Capital. The principal occupation of Mr. Mutch is as a private investor.

CUSIP No. 482738101

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Each of Series One, VSO II, VIEX GP, VSO GP II and VIEX Capital is organized under the laws of the State of Delaware. Messrs. Mutch and Singer are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 700,350 Shares beneficially owned by Series One is approximately $8,551,110, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 267,658 Shares beneficially owned by VSO II is approximately $2,483,839, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 14, 2021, Series One delivered a letter to the Issuer (the “Nomination Notice”) nominating Messrs. Mutch and Singer for election to the Board at the Issuer’s 2021 annual meeting of stockholders (the “2021 Annual Meeting”). The Reporting Persons believe the Nominees have the necessary experience, qualifications, and skill sets to serve as directors of the Issuer, which are described in more detail in their biographies below.

The Reporting Persons believe the Issuer has been run like a private company with a Board that does not appear to us to provide the necessary oversight to create value for stockholders. We view this election as a referendum on the Issuer’s poor corporate governance and long term underperformance. The Reporting Persons own more Shares than the Issuer’s Chief Executive Officer, President and Chairman of the Board, despite him serving as the Issuer’s President and a director since 1982, Chief Executive Officer since 1990, and as Chairman of the Board since 2007. The Issuer’s chronic stock price and operating underperformance under Mr. Heyningen suggests to us that he is running the Issuer without effective Board oversight and appropriate accountability. The Board has aggressively diluted stockholders by approximately 14% over the past five years with little evidence of commensurate reward to the true owners of the Issuer – the stockholders – based on the lack of value creation over the same period compared to the Russell 2000 Index, the Russell 3000 Index and the Russell 2000 Utilities: Telecommunications Index. In contrast, the Reporting Persons believe the addition of their two highly qualified candidates who represent a large stockholder with significant skin in the game, will help to better align the Board with stockholder interests and be the best chance of seeing a return on their investments.

CUSIP No. 482738101

In addition, the Reporting Persons are concerned that the Board appears to be squandering significant stockholder resources by engaging expensive advisors to help entrench itself as opposed to focusing on maximizing stockholder value. The Issuer has refused to engage in meaningful discussions with the Reporting Persons to avoid a contested election, even though the Nominees have more public company board experience than the current directors. Nevertheless, if elected, the Nominees are committed to working cooperatively with the remaining board members to explore all opportunities to unlock value.

The Nominees are:

John Mutch is a seasoned operating executive and investor in the technology industry with over 30 years of public and private company operating and investing experience with a long, sustained track record of creating stockholder value and extensive executive management experience. Mr. Mutch serves as managing partner of MV Advisors LLC (“MV Advisors”), a strategic block investment firm that provides focused investment and strategic guidance to small and mid-cap technology companies. Previously, Mr. Mutch served as President, CEO and Chairman of the Board of Directors of BeyondTrust Software, a privately-held security software company. He also served as President and CEO of both Peregrine Systems and HNC Software, an enterprise analytics software provider. Mr. Mutch currently serves as a member of the Board of Directors of Agilysys, Inc., and as the Chairman of the Board of Aviat Networks and previously served as a director of Maxwell Technologies, Inc., YuMe, Inc., Steel Excel Inc., Phoenix Technology, Edgar Online, Aspyra, Inc., Overland Storage, Inc. and Brio Software, Inc.

Eric Singer has demonstrated financial expertise and significant experience serving as a director of various technology companies. Mr. Singer serves as the managing member of each of VIEX GP, VSO GP II and VIEX Capital. Currently, Mr. Singer serves on the board of directors of A10 Networks, an application controller and firewall cloud security company, where he has served as Lead Independent Director since September 2020, and Immersion Corporation, a premier licensing company focused on the creation, design, development, and licensing of innovative haptic technologies, where he has served as Executive Chairman since August 2020. Previously, Mr. Singer served as chairman of the board of directors of RhythmOne plc, YuMe, Inc. and Sigma Designs, Inc., and as a director of Quantum Corporation, Support.com, Numerex Corp., TigerLogic Corporation, IEC Electronics, Meru Networks, Inc., PLX Technology, Inc. and Zilog Corporation.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 18,429,840 Shares outstanding, which is the total number of Shares outstanding as of February 22, 2021 as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 3, 2021.

CUSIP No. 482738101

A.	Series One

(a)	As of the close of business on April 9, 2021, Series One beneficially owned 700,350 Shares.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 700,350
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 700,350

(c)	The transactions in the securities of the Issuer by Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	VSO II

(a)	As of the close of business on April 9, 2021, VSO II beneficially owned 267,658 Shares.

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 267,658
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 267,658

(c)	VSO II has not entered into any transactions in the securities of the Issuer during the past 60 days.

C.	VIEX GP

(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 700,350 Shares beneficially owned by Series One.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 700,350
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 700,350

(c)	VIEX GP has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	VSO GP II

(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 267,658 Shares beneficially owned by VSO II.

CUSIP No. 482738101

Percentage: Approximately 1.5%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 267,658
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 267,658

(c)	VSO GP II has not entered into any transactions in the securities of the Issuer during the past 60 days.

E.	VIEX Capital

(a)	VIEX Capital, as the investment manager to Series One and VSO II, may be deemed the beneficial owner of the (i) 700,350 Shares beneficially owned by Series One and (ii) 267,658 Shares beneficially owned by VSO II.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 968,008
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 968,008

(c)	VIEX Capital has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Eric Singer

(a)	Mr. Singer, as the managing member of each of VIEX GP, VSO GP II, and VIEX Capital, may be deemed the beneficial owner of the (i) 700,350 Shares beneficially owned by Series One and (ii) 267,658 Shares beneficially owned by VSO II.

Percentage: Approximately 5.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 968,008
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 968,008

(c)	Mr. Singer has not entered into any transactions in the securities of the Issuer during the past 60 days. The transactions in the securities of the Issuer on behalf of Series One during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	John Mutch

(a)	As of the close of business on April 9, 2021, Mr. Mutch did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

CUSIP No. 482738101

(c)	Mr. Mutch has not entered into any transactions in securities of the Issuer during the past sixty days.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 14, 2021, the Reporting Persons entered into a Group Agreement (the “Group Agreement”) pursuant to which, among other things, the parties agreed (a) to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer, if applicable, (b) to solicit proxies for the election of Mr. Mutch and Mr. Singer at the 2021 Annual Meeting of stockholders, and (c) that VIEX would bear all expenses incurred in connection with the Reporting Persons’ activities, including approved expenses incurred by any of the parties in connection with the solicitation, subject to certain limitations. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

VIEX Capital has entered into a letter agreement (the “Indemnification Agreement”) with Mr. Mutch pursuant to which it has agreed to indemnify him against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the 2021 Annual Meeting and any related transactions. The indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Mr. Mutch has granted Eric Singer a power of attorney (the “POA”) to execute certain SEC filings and other documents in connection with the solicitation of proxies from the Issuer’s stockholders in connection with the 2021 Annual Meeting. The POA is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Group Agreement by and among VIEX Opportunities Fund, LP – Series One, VIEX Special Opportunities Fund II, LP, VIEX GP, LLC, VIEX Special Opportunities GP II, LLC, VIEX Capital Advisors, LLC, Eric Singer and John Mutch, dated January 14, 2021.

99.2	Indemnification Agreement, dated January 14, 2021.

99.3	Power of Attorney, dated January 14, 2021.

CUSIP No. 482738101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2021

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer Individually and as attorney-in-fact for John Mutch

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase / Sale

VIEX opportunities fund, LP – Series one

Sale of Common Stock	(14,959)	14.8704	02/08/2021
Purchase of Common Stock	17,183	13.6853	02/25/2021
Purchase of Common Stock	30,506	13.7433	02/26/2021
Purchase of Common Stock	65,727	13.5779	03/04/2021
Purchase of Common Stock	6,652	12.7351	03/16/2021
Purchase of Common Stock	5,731	12.5667	03/17/2021
Purchase of Common Stock	10,000	12.7400	03/19/2021
Purchase of Common Stock	43,580	12.8000	03/22/2021
Purchase of Common Stock	25,342	12.2673	03/23/2021
Purchase of Common Stock	15,000	12.2616	03/24/2021
Purchase of Common Stock	13,911	12.2917	03/25/2021
Purchase of Common Stock	2,918	12.3474	03/26/2021
Purchase of Common Stock	8,580	12.5644	03/26/2021
Purchase of Common Stock	5,471	12.5270	03/29/2021
Purchase of Common Stock	21,300	12.5422	03/29/2021
Purchase of Common Stock	15,267	12.4973	03/30/2021
Purchase of Common Stock	4,458	12.4622	03/31/2021
Purchase of Common Stock	13,403	12.6705	03/31/2021
Purchase of Common Stock	6,045	12.6401	04/01/2021
Purchase of Common Stock	35,701	13.1821	04/05/2021
Purchase of Common Stock	22,488	13.2962	04/06/2021
Purchase of Common Stock	7,232	13.3095	04/07/2021
Purchase of Common Stock	20,000	13.2282	04/07/2021
Purchase of Common Stock	5,938	13.2885	04/08/2021